UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN

PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of

the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

huntsman corporation
(Name of Registrant as Specified in Its Charter)

STARBOARD VALUE LP

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

STARBOARD VALUE AND OPPORTUNITY S LLC

STARBOARD VALUE AND OPPORTUNITY C LP

STARBOARD P FUND LP

STARBOARD VALUE P GP LLC

STARBOARD VALUE R LP

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

STARBOARD VALUE L LP

STARBOARD VALUE R GP LLC

STARBOARD LEADERS ECHO II LLC

STARBOARD LEADERS FUND LP

STARBOARD VALUE A LP

STARBOARD VALUE A GP LLC

STARBOARD X MASTER FUND LTD

STARBOARD G FUND, L.P.

STARBOARD VALUE G GP, LLC

STARBOARD VALUE GP LLC

STARBOARD PRINCIPAL CO LP

STARBOARD PRINCIPAL CO GP LLC

JEFFREY C. SMITH

PETER A. FELD

JAMES L. GALLOGLY

SANDRA BEACH LIN

SUSAN C. SCHNABEL

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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☐

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2022 ANNUAL MEETING OF STOCKHOLDERS
OF
HUNTSMAN CORPORATION
_________________________

SUPPLEMENT DATED FEBRUARY 25, 2022

TO THE PROXY STATEMENT
OF
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
DATED FEBRUARY 10, 2022
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Dear Fellow Huntsman Stockholders:

Starboard Value and Opportunity Master Fund Ltd (together with its affiliates, “Starboard” or “we”) and the other participants in this solicitation are the beneficial owners of an aggregate of 18,821,965 shares, or approximately 8.8% of the outstanding common stock, par value $0.01 per share (the “Common Stock”) of Huntsman Corporation, a Delaware corporation (“Huntsman” or the “Company”), making us one of the Company’s largest stockholders. We are sending this proxy statement supplement (the “Proxy Supplement”) and accompanying BLUE proxy card to you in connection with the solicitation of proxies relating to the Company’s upcoming 2022 Annual Meeting of Stockholders (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”) scheduled to be held on March 25, 2022, at 9:00 a.m. Central Time, in the Lotus Room at The Westin at The Woodlands, 2 Waterway Square Place, The Woodlands, Texas 77380, for the following purposes:

1.	To elect Starboard’s director nominees, James L. Gallogly, Sandra Beach Lin, Susan C. Schnabel and Jeffrey C. Smith (each a “Nominee” and, collectively, the “Nominees”), to hold office until the 2023 Annual Meeting of Stockholders (the “2023 Annual Meeting”) and until their respective successors have been duly elected and qualified;

2.	To approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers;

3.	To ratify the appointment of Deloitte and Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022;

4.	If properly presented at the Annual Meeting, to vote on a proposal submitted by a stockholder to lower the ownership threshold for special meetings of stockholders to 10%; and

5.	To transact such other business as may properly come before the Annual Meeting.

These items of business are more fully described in the definitive proxy statement filed by Starboard with the Securities and Exchange Commission (the “SEC”) on February 10, 2022. For the reasons set forth in our definitive proxy statement, we are soliciting proxies to elect not only our four (4) Nominees to the Company’s Board of Directors (the “Board”), but also the candidates who have been nominated by the Company, other than Mary C. Beckerle, Daniele Ferrari, José Muñoz, and Cynthia L. Egan. Stockholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

On February 17, 2022, the Company filed its definitive proxy statement for the Annual Meeting with the SEC. Accordingly, we are hereby supplementing our definitive proxy statement with certain information from the Company’s definitive proxy statement, which had not been publicly available at the time we filed our definitive proxy statement, and certain updates to the information contained in our definitive proxy statement.

According to the Company’s definitive proxy statement, the Annual Meeting will be held on March 25, 2022, at 9:00 a.m. Central Time, in the Lotus Room at The Westin at The Woodlands, 2 Waterway Square Place, The Woodlands, Texas 77380.

According to the Company’s definitive proxy statement, the Company has set the close of business on February 1, 2022 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company’s definitive proxy statement, as of the Record Date, there were 214,526,168 shares of Common Stock outstanding.

IF YOU HAVE SUBMITTED A BLUE PROXY CARD AND ARE A STOCKHOLDER AS OF THE RECORD DATE AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED BLUE PROXY CARD. YOU SHOULD DISREGARD AND DISCARD, AND NOT VOTE, ANY WHITE PROXY CARD YOU RECEIVE FROM THE COMPANY. ONLY YOUR LAST DATED PROXY CARD WILL COUNT.

OTHER SUPPLEMENTAL DISCLOSURES

Stockholder Proposals

According to the Company’s definitive proxy statement, pursuant to the various rules promulgated by the SEC, stockholders interested in submitting a proposal to be considered for inclusion in the Company’s proxy materials and for presentation at the 2023 Annual Meeting may do so by following the procedures set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s definitive proxy statement further provides that, in general, to be eligible for inclusion in its proxy materials, stockholder proposals must be received by the Company’s Corporate Secretary at the Company’s principal executive offices (located at 10003 Woodloch Forest Drive, The Woodlands, Texas 77380 or to CorporateSecretary@huntsman.com) no later than October 20, 2022.

Schedule II

Schedule II of our definitive proxy statement is hereby supplemented as attached hereto to reflect updated information included in the Company’s definitive proxy statement.

Additional Participant Information

As of the date hereof, Mr. Gallogly beneficially owns 1,315 shares of Common Stock. For information regarding transactions in securities of the Company by Mr. Gallogly since the filing of our definitive proxy statement, please see Schedule I.

As of the date hereof, Ms. Schnabel beneficially owns 1,500 shares of Common Stock held jointly with her spouse. For information regarding transactions in securities of the Company by Ms. Schnabel since the filing of our definitive proxy statement, please see Schedule I.

*          *          *

If you need another copy of our definitive proxy statement or this supplement, please contact Okapi Partners LLC, which is assisting us with its effort to solicit proxies, at the address and toll-free number set forth on the back cover of this supplement.

This supplement is dated February 25, 2022, and is first being furnished to stockholders of the Company on or about February 25, 2022. This supplement should be read in conjunction with Starboard’s definitive proxy statement filed with the SEC on, and first furnished to stockholders on or about, February 10, 2022.

THIS SOLICITATION IS BEING MADE BY STARBOARD AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.

STARBOARD URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A WHITE PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN OUR DEFINITIVE PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—The proxy materials are available at
www.shareholdersforhuntsman.com

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
SINCE THE FILING OF OUR DEFINITIVE PROXY STATEMENT

Nature of Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

JAMES L. GALLOGLY

Purchase of Common Stock	660	02/24/2022

SUSAN C. SCHNABEL

Purchase of Common Stock	500*	02/22/2022

__________________________

* Represents a transaction in an account jointly held by the nominee and her spouse.

 I-1

SCHEDULE II

The following table is reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on February 17, 2022.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding beneficial ownership of our common stock as of February 1, 2022 by:

• each person who we know owns beneficially more than 5% of our common stock;

• each of our directors and nominees;

• each of our NEOs; and

• all of our executive officers and directors as a group.

Under the regulations of the SEC, shares are generally deemed to be “beneficially owned” by a person if the person directly or indirectly has or shares voting power or investment power (including the power to dispose) over the shares, whether or not the person has any pecuniary interest in the shares, or if the person has the right to acquire voting power or investment power of the shares within 60 days, including through the exercise of any option, warrant or right. In accordance with the regulations of the SEC, in computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options or other rights held by the person that are currently exercisable or exercisable within 60 days of February 1, 2022. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Common Stock
	Beneficially Owned(1)
Name of Beneficial Owner	Shares	Percent(2)
5% OR MORE BENEFICIAL OWNERS:
The Vanguard Group, Inc.(3)	20,185,573	9.4%
Starboard Value LP(4)	18,817,818	8.8%
BlackRock, Inc.(5)	12,625,053	5.9%
DIRECTORS AND NAMED EXECUTIVE OFFICERS:
Peter R. Huntsman(6)	9,372,652	4.3%
Nolan D. Archibald(7)	617,290	*
Mary C. Beckerle(8)	56,657	*
M. Anthony Burns	90,174	*
Sonia Dulá	9,174	*
Cynthia L. Egan(9)	9,199	*
Curtis E. Espeland	—	*
Daniele Ferrari(10)	21,766	*
Sir Robert J. Margetts(11)	86,510	*
José Muñoz	—	*
Jeanne McGovern	4,439	*
Wayne A. Reaud(12)	1,554,186	*
David B. Sewell	—	*
Jan E. Tighe(13)	16,695	*
Philip M. Lister(14)	66,680	*
Sean Douglas(15)	342,831	*

	Common Stock
	Beneficially Owned(1)
Name of Beneficial Owner	Shares	Percent(2)
Anthony P. Hankins(16)	842,048	*
David M. Stryker(17)	459,370	*
R. Wade Rogers(18)	490,590	*
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (22 persons)(6)(19)	14,204,381	6.5%

 *Less than 1%

(1) Unless a different address is specified below or in Appendix A, the address of each beneficial owner is c/o Huntsman Corporation, 10003 Woodloch Forest Drive, The Woodlands, Texas 77380 and such beneficial owner has sole voting and dispositive power over such shares.

(2) Based upon an aggregate of 214,526,168 shares of common stock outstanding on as of February 1, 2022.

(3) As reported in the Schedule 13G/A filed with the SEC on February 10, 2022 by The Vanguard Group, Inc. Based on such filing, The Vanguard Group, Inc. shared voting power over 104,277 of the reported shares, sole dispositive power over 19,900,456 of the reported shares and shared dispositive power over 285,117 of the reported shares. The address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

(4) As reported in the Schedule 13D/A filed with the SEC on January 12, 2022 by Starboard Value LP. Based on such filing, Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”) has sole voting and dispositive power with respect to 8,174,516 of the reported shares. Starboard Value and Opportunity S LLC (“Starboard S LLC”) has sole voting and dispositive power with respect to 1,390,834 of the reported shares. Starboard Value and Opportunity C LP (“Starboard C LP”) has sole voting and dispositive power with respect to 830,599 of the reported shares. Starboard P Fund LP (“Starboard P LP”) has sole voting and dispositive power with respect to 1,267,328 of the reported shares. Starboard Value and Opportunity Master Fund L LP (“Starboard L Master”) has sole voting and dispositive power with respect to 581,804 of the reported shares. Starboard Leaders Echo II LLC (“Starboard Echo II LLC”) has sole voting and dispositive power with respect to 190,258 of the reported shares. Starboard X Master Fund Ltd (“Starboard X Master”) has sole voting and dispositive power with respect to 1,787,656 of the reported shares. Starboard G Fund L.P. (“Starboard G LP”) has sole voting and dispositive power with respect to 2,727,115 of the reported shares. Starboard Value P GP LLC (“Starboard P GP”) is the general partner of Starboard P LP. Starboard Value R LP (“Starboard R LP”) is the general partner of Starboard C LP and the managing member of Starboard P GP. Starboard Value L LP (“Starboard L GP”) is the general partner of Starboard L Master. Starboard Value R GP LLC (“Starboard R GP”) is the general partner of Starboard R LP and Starboard L GP. Starboard Leaders Fund LP (“Starboard Leaders Fund”) is a member of Starboard Echo II LLC. Starboard Value A LP (“Starboard A LP”) is the general partner of Starboard Leaders Fund and the managing member of Starboard Echo II LLC and Starboard Value G GP, LLC. Starboard Value A GP LLC (“Starboard A GP”) is the general partner of Starboard A LP. Starboard Value G GP, LLC (“Starboard G GP”) is the general partner of Starboard G LP. Starboard Value LP is the investment manager of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard Leaders Fund, Starboard X Master, Starboard G LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC. Starboard Value GP LLC (“Starboard Value GP”) is the general partner of Starboard Value LP. Starboard Principal Co LP (“Principal Co”) is a member of Starboard Value GP. Starboard Principal Co GP LLC (“Principal GP”) is the general partner of Principal Co. Jeffrey C. Smith and Peter A. Feld, as members of Principal GP and as members of the Management Committees of Starboard Value GP and Principal GP, may be deemed the beneficial owners of (i) 8,174,516 shares owned by Starboard V&O Fund, (ii) 1,390,834 shares owned by Starboard S LLC, (iii) 830,599 shares owned by Starboard C LP, (iv) 1,267,328 shares owned by Starboard P LP, (v) 581,804 shares owned by Starboard L Master, (vi) 190,258 shares owned by Starboard Echo II LLC, (vii) 1,787,656 shares owned by Starboard X Master, (viii) 2,727,115 shares owned by Starboard G LP, and (ix) 1,867,708 Shares held in the Starboard Value LP Account. The address of the principal office of Starboard Value LP and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017.

(5) As reported in the Schedule 13G/A filed with the SEC on February 3, 2022 by BlackRock, Inc. Based on such filing, BlackRock, Inc. has sole voting power over 11,697,684 of the reported shares and sole dispositive power over 12,625,053 of the reported shares. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(6) Includes options to purchase 1,604,019 shares of common stock that are exercisable within 60 days of February 1, 2022. Also includes the following shares of which Mr. Huntsman may be deemed to be the beneficial owner: (a) 191,000 shares that are held by his spouse as Uniform Gifts to Minors Act custodian for six of Mr. Huntsman’s children, (b) 843,657 that are held by his spouse as Utah Uniform Transfers to Minors Act custodian for each of Mr. Huntsman’s eight children, and (c) 933,328 shares held by P&B Capital, L.C. for which he and his spouse are the only managers and members. Mr. Huntsman expressly disclaims beneficial ownership of any shares held by his spouse.

(7) Includes 96,479 vested stock units, the shares underlying that will be deliverable upon termination of service.

(8) Includes 51,584 vested stock units, the shares underlying that will be deliverable upon termination of service.

(9) Includes 9,174 vested stock units, the shares underlying that will be deliverable upon termination of service.

(10) Includes 21,766 vested stock units, the shares underlying that will be deliverable upon termination of service.

(11) Includes 86,510 vested stock units, the shares underlying that will be deliverable upon termination of service.

(12) Includes 175,086 vested stock units, the shares underlying that will be deliverable upon termination of service.

(13) Includes 16,695 vested stock units, the shares underlying that will be deliverable upon termination of service.

(14) Includes options to purchase 37,880 shares of common stock that are exercisable within 60 days of February 1, 2022.

(15) Based on information received from Mr. Douglas as of February 8, 2022. Includes options to purchase 165,841 shares of common stock that are exercisable within 60 days of February 1, 2022. Also includes 15,100 shares that are held by the Sean Douglas Family Trust, dated May 9, 2001, of which Mr. Douglas may be deemed to be the beneficial owner by virtue of being the trustee of such trust.

(16) Includes options to purchase 218,012 shares of common stock that are exercisable within 60 days of February 1, 2022.

(17) Includes options to purchase 164,663 shares of common stock that are exercisable within 60 days of February 1, 2022.

(18) Includes options to purchase 66,851 shares of common stock that are exercisable within 60 days of February 1, 2022.

(19) Includes options to purchase a total of 2,355,024 shares of common stock that are exercisable within 60 days of February 1, 2022, and a total of 461,734 vested stock units, the shares underlying that will be delivered to the applicable holder upon termination of service.

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. Starboard urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees and in accordance with Starboard’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Starboard, c/o Okapi Partners LLC (“Okapi Partners”) in the enclosed postage-paid envelope today.

•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our four (4) Nominees only on our BLUE proxy card. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of Starboard’s proxy materials, please contact Okapi Partners at the phone numbers or email address listed below.

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Stockholders may call toll-free: (877) 629-6356

Banks and brokers call: (212) 297-0720

E-mail: info@okapipartners.com

BLUE PROXY CARD

HUNTSMAN CORPORATION

2022 Annual Meeting of Stockholders

THIS PROXY IS SOLICITED ON BEHALF OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD AND THE OTHER PARTICPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF HUNTSMAN CORPORATION
IS NOT SOLICITING THIS PROXY

P        R        O        X       Y

The undersigned appoints Jeffrey C. Smith and Peter A. Feld, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Huntsman Corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the 2022 Annual Meeting of Stockholders of the Company scheduled to be held on March 25, 2022, at 9:00 a.m. Central Time, in the Lotus Room at The Westin at The Woodlands, 2 Waterway Square Place, The Woodlands, Texas 77380 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Starboard Value and Opportunity Master Fund Ltd (“Starboard”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “AGAINST” PROPOSAL 2, “FOR” PROPOSAL 3 AND “FOR” PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Starboard’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

 BLUE PROXY CARD

[X] Please mark vote as in this example

STARBOARD STRONGLY RECOMMENDS THAT Stockholders VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1. STARBOARD MAKES NO RECOMMENADTION WITH RESPECT TO PROPOSALS 2, 3 AND 4.

1.	Starboard’s proposal to elect James L. Gallogly, Sandra Beach Lin, Susan C. Schnabel and Jeffrey C. Smith as directors of the Company.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	James L. Gallogly Sandra Beach Lin Susan C. Schnabel Jeffrey C. Smith	[ ]	[ ]	[ ] ________________ ________________ ________________ ________________

Starboard does not expect that any of the nominees will be unable to stand for election, but, in the event any nominee is unable to serve or for good cause will not serve, the shares of common stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s organizational documents and applicable law. In addition, Starboard has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Company’s organizational documents and applicable law. In any such case, shares of common stock represented by this proxy card will be voted for such substitute nominee(s).

Starboard intends to use this proxy to vote (i) “FOR” Mr. Gallogly, Ms. Lin, Ms. Schnabel and Mr. Smith and (ii) “FOR” the candidates who have been nominated by the Company other than Mary C. Beckerle, Daniele Ferrari, José Muñoz, and Cynthia L. Egan, for whom Starboard is not seeking authority to vote for and will not exercise any such authority. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the Company’s nominees will serve as directors if our nominees are elected.

Note: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line(s) above. Your shares will be voted for the remaining nominee(s). You may also withhold authority to vote for the candidates nominated by the Company other than Mary C. Beckerle, Daniele Ferrari, José Muñoz, and Cynthia L. Egan, by writing the name of such nominee(s) below.

_________________________________________________________________

2. Company’s proposal to approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers.

☐	FOR	☐	AGAINST	☐	ABSTAIN

BLUE PROXY CARD

3. Company’s proposal to ratify the appointment of Deloitte and Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2022.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4. Stockholder proposal to lower the ownership threshold for special meetings of stockholders to 10%.

☐	FOR	☐	AGAINST	☐	ABSTAIN

DATED: ____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.